THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] Issuance Date: [EFFECTIVE DATE]

For value received, Strive Tech Inc., a Delaware corporation (the "Company"), promises to pay to [ENTITY NAME] (the "Holder"), the principal sum of $[AMOUNT] Interest shall accrue from the date of this Note on the unpaid principal amount at a rate equal to 6% per annum, compounded annually and computed on the basis of the 360-day year of twelve 30-day months. This Note is one of a series of Convertible Promissory Notes containing substantially identical terms and conditions issued pursuant to that certain Convertible Note Purchase Agreement dated 04/28/2017 (the "Purchase Agreement"). Such Notes are referred to herein as the "Notes," and the holders thereof are referred to herein as the "Holders." This Note is subject to the following terms and conditions.

1. **Maturity.** Unless converted as provided in Section 2 or 3, principal and any accrued but unpaid interest under this Note shall be due and payable upon demand of the Holder any time on or after April 30, 2019 (the "Maturity Date"). Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.

2. **Next Equity Conversion.**

(a) **Next Equity Financing.** Principal and any accrued but unpaid interest under this Note shall be converted on or before the Maturity Date into equity securities issued in the Company's next equity financing (the "Next Equity Securities") issued and sold at the close of (i) the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 (excluding conversion of the Notes) or (ii) the Company's next equity financing in a lesser amount, after the date hereof and prior to a Change of Control or repayment of the Notes, that is approved in writing by the holders of a majority in interest of the Notes as the "Next Equity Financing" (each, the "Next Equity Financing").

(b) **Terms of Conversion.** The number of shares of Next Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the entire principal amount of this Note plus any accrued but unpaid interest under this Note by (ii) 80% of the price per share of the majority of the Next Equity Securities sold in the Next Equity Financing (the "Note Conversion Price") and the issuance of such shares upon such conversion shall be upon the terms and subject to the conditions applicable to the Next Equity Financing and the Company's Charter and Bylaws and other corporate governing documents, as determined by the Company and its investors in their sole discretion. In the event the Note Conversion Price exceeds the quotient obtained by dividing (x) $5,000,000 by (y) the sum of (1) the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than the Notes) and (2) shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Company's Board of Directors, each Note shall automatically be converted into such number of shares of equity securities issued in the Next Equity Financing determined by dividing the outstanding principal and accrued interest of each Note by the price per share at which the majority of shares of equity securities issued in the Next Equity Financing are sold, and the holder of each Note shall also be issued at par value that number of shares of Common Stock necessary so that the average purchase price per share of such Common Stock together with the shares of equity securities issued in the Next Equity Financing issued upon conversion of each Note is equal to the price per share determined by dividing (x) $5,000,0000 by (y) the sum of (1) the total number of shares of Common Stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than the Notes) and (2) shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Company's Board of Directors. Upon such conversion of this Note, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Next Equity Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a lock-up agreement in connection with an initial public offering).

3. **Change of Control.** In the event of a Change of Control (as defined below) prior to repayment in full of this Note, immediately prior to such Change of Control, the outstanding principal and any accrued but unpaid interest on this Note shall become immediately due and payable, or at the option of at least a majority in interest of the Holders, convert into Common Stock of the Company (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a price per share equal to the quotient obtained by dividing (x) $5,000,000 by (y) the sum of (1) the total number of shares of Common Stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities other than the Notes) and (2) shares of Common Stock issuable to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Company's Board of Directors. The term "Change of Control" means a merger, consolidation, acquisition of all or substantially all of the assets or stock, reorganization or liquidation of the Company that will result in the shareholders of the Company immediately prior to such transaction owning less than 50% of the voting capital stock of the Company (or its successor or parent corporation) immediately after the transaction or, in the case of a sale of assets or liquidation, the Company owning after the transaction less than substantially all of the assets owned by the Company prior to the transaction; provided, that an issuance of equity

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securities for the primary purpose of raising capital shall not be considered an "Change of Control" under this Note.

4. **Mechanics and Effect of Conversion.** No fractional shares of the Company's capital stock will be issued upon conversion of this Note. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional share. Upon conversion of this Note pursuant to Section 2 or 3, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

5. **Payment; Prepayment.** All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder shall be applied to principal. The Company may prepay this Note with the written consent of the holders of at least a majority in interest of the Notes.

6. **Stockholders, Officers and Directors Not Liable.** In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

7. **Subordination.**

(a) The indebtedness represented by this Note is unsecured and subordinate in right of payment to any current and future indebtedness of the Company for borrowed money to banks or other financial institutions.

8. **Action to Collect on Note.** If action is instituted to collect on this Note, the Company promises to pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action.

9. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

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10. **Miscellaneous.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Note, and all acts and transactions pursuant hereto and the rights and obligations of the Company and Holder shall be governed, construed and interpreted in accordance with the laws of the state of Washington, without giving effect to principles of conflicts of law.

(b) **Entire Agreement.** This Note, together with the Purchase Agreement and the documents referred to therein, constitutes the entire agreement and understanding between the Company and the Holder relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written between them relating to the subject matter hereof.

(c) **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the holders of at least a majority in interest of the Notes. Any amendment or waiver effected in accordance with this Section 10(c) shall be binding upon the Company, each Holder and each transferee of any Note.

(d) **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

(e) **Notices.** Any notice, demand or request required or permitted to be given under this Note shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(f) **Counterparts.** This Note may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same instrument. The Holder's signature may be electronic or manual.

(g) **SPV Reorganization.** The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safe.

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(h)   **Repurchase.** If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event.

(i)   **NOTICE REGARDING ORAL COMMITMENTS.** ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR TO FORBEAR FROM ENFORCING PAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__.

Investment Amount: $[AMOUNT]

COMPANY:

Strive Tech Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

SIGNATURE PAGE